Kirkpatrick & Lockhart Preston Gates Ellis LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111-2950

T 617.261.3100 www.klgates.com

October 19, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	IVA Fiduciary Trust (the “Trust”), on behalf of: IVA Worldwide Fund and IVA International Fund (the “Funds”) File Nos. 333-151800; 811-22211

Ladies and Gentlemen:

Enclosed for filing on behalf of the Trust pursuant to: (1) the Securities Act of 1933, as amended, and Rule 485(a) thereunder; and (2) the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 1 (Amendment No. 3 under the 1940 Act) to the Trust’s Registration Statement on Form N-1A (the “Amendment”), including the Funds’ Prospectus and Statement of Additional Information, Part C and Exhibits.

The principal disclosure changes included in this Amendment relate to the IVA International Fund to (1) clarify the investment objective by removing “excluding U.S. markets” from its investment objective and (2) modify the investment strategy to reduce from 80% to 65% the Fund’s minimum investments in equity and debt securities issued by foreign companies and governments.

The International Fund’s modified investment objective and principal investment strategies disclosure is included below for your reference (deleted text is struck-through and new text is underlined):

(1)           IVA International Fund Investment Objective:

The IVA International Fund will seek long-term growth of capital by investing in a range of securities and asset classes from markets around the world~~, excluding U.S. markets~~.  However, there is no assurance that the International Funds’ investment objective will be achieved.

(2)           IVA International Fund Principal Investment Strategies:

The Adviser, under normal market conditions, intends to invest at least ~~80%~~ 65% of the International Fund’s total assets in equity and debt securities issued by foreign companies and governments.

Shareholders will be provided 60-days prior written notice before these changes are implemented by way of a supplement to the Trust’s prospectus sent to the shareholders.  These changes are being made to better reflect the portfolio characteristics that the International Fund’s portfolio managers have implemented since the International Fund’s inception in October 2008.

The Amendment is being filed pursuant to paragraph (a)(1) of Rule 485 and is intended to become effective on December 18, 2009.  The Trust respectfully requests that the Staff provide any comments on this filing as soon as possible.

This transmission contains a conformed signature page.  One copy of the filing has been manually signed and held with the Trust’s records.

If you have any questions or comments concerning the foregoing, please call me at (617) 261-3246.

Sincerely,

/s/ Clair E. Pagnano
Clair E. Pagnano